Exhibit 12
LMI AEROSPACE, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended
	June 30,	Year Ended December 31,
(Amounts in thousands)	2010	2009	2008	2007	2006	2005

Net Income	$7,232	$10,155	$15,268	$13,157	$10,675	$5,151

Income tax provision	4,157	5,843	8,611	7,369	5,334	3,133
Interest expense implied in leases — 7.7%	240	492	443	353	196	187

Interest expense	394	1,626	1,850	1,684	1,070	2,019

Earnings	$12,023	$18,116	$26,172	$22,563	$17,275	$10,490

Fixed charges:
Interest expense implied in leases — 7.7%	$240	$492	$443	$353	$196	$187

Interest expense	394	1,626	1,850	1,684	1,070	2,019

Fixed Charges	$634	$2,118	$2,293	$2,037	$1,266	$2,206

Ratio of Earnings to Fixed Charges	19	9	11	11	14	5
For purposes of calculating the ratio of consolidated earnings to fixed charges, net income plus income tax provision and fixed charges are divided by fixed charges. Fixed charges represent interest expense plus interest expense implied in leases.